                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Authentic Fitness Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   052661105
                                 (CUSIP Number)

                                John J. Lattanzio
                             Lattanzio Group, L.L.C.
                           277 Park Avenue, 27th Floor
                               New York, New York
                                     10172
                                (212) 350-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 29, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Lattanzio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                     7.      SOLE VOTING POWER

                             341,200

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,569,400
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     341,200
   WITH
                     10.     SHARED DISPOSITIVE POWER
                             1,569,400

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,990,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.89%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lattanzio Group, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                1,569,400
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            1,569,400

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,569,400

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.01%

14.     TYPE OF REPORTING PERSON*
        OO

SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael J. Linn

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                     7.      SOLE VOTING POWER

                             None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,569,400
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                     10.     SHARED DISPOSITIVE POWER
                             1,569,400

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,569,400

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.01%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lattanzio International, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

                    7.      SOLE VOTING POWER

                            1,164,550

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                None
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    1,164,550
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,164,550

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.20%

14.     TYPE OF REPORTING PERSON*
        OO

                  This statement amends and supplements the information set forth in the Schedule 13D (the "Schedule 13D") initially filed by Reporting Persons with the Securities and Exchange Commission (the "Commission") on March 10, 1997, as amended by Amendment No. 1 filed with the Commission on April 4, 1997 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

                  Item 2 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The  Statement is being filed by (A)  John  J.  Lattanzio,   a
United   States   citizen,   in his  capacity as  (i) an  individual   holder of
Common Stock, (ii) one of two managers and the controlling member of Lattanzio Group, L.L.C. ("LG"), a discretionary investment manager to managed accounts, and (iii) a discretionary investment manager of his minor child's investment account, (B) LG, (C) Michael J. Linn, a United States citizen, in his capacity as one of the two managers of LG and (D) Lattanzio
International, Ltd. ("International") a corporation for which LG acts as discretionary investment manager. Mr. Lattanzio, LG, Mr. Linn and International are sometimes referred to herein as the "Reporting Persons." The business office of each Reporting Person other than International is located at 277 Park Avenue, 27th Floor, New York, NY 10172 and the business office of
International  is located   c/o  Hemisphere  Fund   Managers  Limited at

PO Box 30362  SMB,  Harbour Centre, George Town, Grand Cayman, Cayman Islands.

                  The shares of Common Stock which are the subject of this Statement are held directly by the managed accounts (including International) for which LG or Mr. Lattanzio serves as discretionary investment manager (collectively, the "Managed Accounts").

                  The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The Managed Accounts and  Mr. Lattanzio expended an  aggregate of approximately $26,658,457.43 (including brokerage commissions, if any) to purchase the 1,990,600 shares of Common Stock held by them. The shares of Common Stock held by the Managed Accounts and Mr. Lattanzio may be held through margin accounts with brokers, which extend margin credit to the Managed

Accounts  and  Mr.   Lattanzio,   as  the  case  may  be,  as and when
required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.  Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  (a)-(b)  On the date of this Statement:

                  (i) Mr.  Lattanzio has  beneficial ownership  for purposes  of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 1,990,600 shares of Common Stock by virtue of his position as (i) an
individual   holder  of  Common   Stock  (341,200   shares  of  Common  Stock or
1.52%), (ii) one of two managers and the controlling member of LG (1,569,400 shares of Common Stock or 7.01%), and (iii) a discretionary investment manager of his minor child's investment account (80,000 shares of Common Stock or 0.36%). Such shares represent 8.94% of the issued and outstanding Common Stock. Mr. Lattanzio shares voting power and dispositive power with respect to the shares of the Common Stock under LG management with Mr. Linn.

                  (ii) LG has Beneficial Ownership of 1,569,400 shares of Common Stock by virtue of its position as discretionary investment manager to, the Managed Accounts (other than Mr. Lattanzio's minor child's managed account) holding such shares of

Common  Stock.   Such  shares   represent  7.01%  of  the issued and outstanding
Common Stock. LG shares voting power and dispositive power over such shares with Mr. Lattanzio and Mr. Linn.

                  (iii) Mr. Linn has Beneficial Ownership of 1,569,400 shares of Common Stock by virtue of his position as one of the two managers of LG. Such shares represent 7.01% of the issued and outstanding Common Stock. Mr. Linn shares voting power and dispositive power over these shares of Common Stock with Mr. Lattanzio and LG.

                  (iv) International has sole Beneficial Ownership of 1,164,550 shares of Common Stock, which are included in the number of shares of Common Stock that are Benficially Owned by Mr. Lattanzio, LG and Mr. Linn. Such shares represent 5.20% of the issued and outstanding Common Stock.

                  The percentages used herein are calculated based upon the 22,389,730 shares of Common Stock stated to be issued and outstanding as of January 31, 1997, as reflected in the Company's amended Quarterly Report on Form 10-Q/A for the three months ended January 4, 1997.

                  (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all transactions by the Reporting Persons since the last filing of the Schedule 13D are set forth in
Schedule I hereto. All such transactions were completed through the New York Stock Exchange.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Managed Accounts have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts. International is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

      Exhibit 99:  Joint Filing Agreement among the Reporting Persons.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 1997.

                             LATTANZIO INTERNATIONAL, LTD.

                             By:  Hemisphere Fund Managers Limited



                             By:   /s/ Margaret Every
                             Name: Margaret Every
                             Title: Vice President



                             LATTANZIO GROUP, L.L.C.



                             By:   /s/ John J. Lattanzio
                             Name: John J. Lattanzio
                             Title: Principal Manager



                              By:   /s/ Michael J. Linn
                              Name: Michael J. Linn
                              Title: Manager



                               /s/ John J. Lattanzio
                               John J. Lattanzio



                               /s/ Michael J. Linn
                               Michael J. Linn



                                                                                                         Schedule I

      Date               No. of Shares           Price Per           Commission Per Share
                                                   Share
     4/4/97                85,000                14.3060                    0.04
     4/7/97               (7,500)                15.2500                    0.05
                            3,500                15.0000                    0.05
     4/8/97                 5,000                14.5000                    0.05
                            4,000                14.6250                    0.05
                           15,000                14.4710                    0.06
     4/9/97                10,000                14.4250                    0.06
                         (38,000)                15.0066                    0.05
                           10,000                14.5000                    0.06
    4/10/97                 3,000                15.6880                    0.06
    4/11/97                 2,500                15.4500                    0.06
                            1,500                15.3333                    0.06
                            2,500                15.6250                    0.05
    4/14/97                 2,500                15.3750                    0.05
    4/15/97                 2,200                15.6250                    0.05
                            2,000                15.6250                    0.06
    4/16/97                 4,000                15.4375                    0.05
                           26,700                15.2770                    0.04
    4/17/97                 1,000                15.3750                    0.05
                          (7,000)                15.7500                    0.05
                         (50,000)                15.4000                    0.04
    4/18/97               (8,000)                16.0547                    0.05
                         (20,000)                16.0000                    0.04
    4/21/97                 1,400                15.5000                    0.05
                            1,000                15.7500                    0.04
    4/22/97                20,000                15.0125                    0.06
                            2,000                15.6250                    0.06
                            5,000                15.0000                    0.06
                           30,000                15.4750                    0.04
    4/23/97                10,000                14.8750                    0.06
                           26,800                15.3647                    0.05
                           16,000                15.3200                    0.06
                            1,000                15.6250                    0.05
    4/24/97                 5,000                15.7500                    0.06
    4/25/97                 1,000                14.8750                    0.05
                            2,000                14.8750                    0.06
    4/28/97                10,100                14.0000                    0.06
    4/29/97                15,000                14.1917                    0.05
                           40,000                14.0469                    0.05
                            6,700                14.1250                    0.07
                           33,300                14.2500                    0.07
    4/30/97                 2,500                14.1250                    0.06
                           20,000                14.3313                    0.06
                           25,000                14.4850                    0.05
                            8,000                14.0313                    0.05
                           50,000                14.2960                    0.06
                           10,000                14.5000                    0.06





Exhibit Index

Exhibit                                                                                 Page No.

Exhibit 99:       Joint Filing Agreement, dated
                  May 1, 1997, among Lattanzio Group, L.L.C., John J. Lattanzio, Michael J. Linn and Lattanzio
                  International, Ltd.










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